Exhibit 99.8

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Pembina Pipeline Corporation

We consent to the use of our reports, each dated February 22, 2018, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

Our report dated February 22, 2018, on the effectiveness of internal control over financial reporting as of December 31, 2017, contains an explanatory paragraph that states that Pembina Pipeline Corporation (the “Corporation”) acquired Veresen Inc. (“Veresen”) on October 2, 2017, and that management excluded from its assessment of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2017, Veresen’s internal control over financial reporting associated with approximately 28 percent of total assets and nil percent of total revenues included in the consolidated financial statements of the Corporation as of and for the year ended December 31, 2017. Share of profit from Veresen’s equity accounted investees were $116 million from the date of the acquisition. Our audit of internal control over financial reporting of the Corporation also excluded an evaluation of the internal control over financial reporting of Veresen.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (No. 333-219338) of the Corporation.

/s/ KPMG LLP

Chartered Professional Accountants

February 22, 2018

Calgary, Canada